# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Datavault AI Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Commerce Square, 2005 Market Street, Suite 2400, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-26-069623
Filed by CIK 0002136999

## Reporting persons
- Vivasor, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 50,000,000; shared voting power 0; sole dispositive power 50,000,000; shared dispositive power 0; aggregate amount beneficially owned 50,000,000 (5.3% of the class)
  Comment: *The Reporting Person sold 55,942,666 shares of Common Stock from June 2, 2026 through August 19, 2026, resulting in the Reporting Person owning no shares of Common Stock as of August 19, 2026. On August 20, 2026, the Reporting Person acquired 50,000,000 shares of Common Stock pursuant to that certain promissory note dated August 8, 2026 between the Reporting Person and Scilex Holding Company. The percentage ownership is based on 949,728,605 shares of Common Stock outstanding as of August 19, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2026.

## Item 1. Issuer
Name of issuer: Datavault AI Inc.
Address of issuer's principal executive offices: One Commerce Square 2005 Market Street, Suite 2400 Philadelphia, PA, 19103

## Item 2. Person Filing
Name of person filing: Vivasor, Inc.
Address of principal business office or, if none, residence: 9380 Judicial Drive, San Diego, CA 92121
Citizenship: Vivasor, Inc. is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 50,000,000 shares of common stock
Percent of class: 5.3% *The Reporting Person sold 55,942,666 shares of Common Stock from June 2, 2026 through August 19, 2026, resulting in the Reporting Person owning no shares of Common Stock as of August 19, 2026. On August 20, 2026, the Reporting Person acquired 50,000,000 shares of Common Stock pursuant to that certain promissory note dated August 8, 2026 between the Reporting Person and Scilex Holding Company. The percentage ownership is based on 949,728,605 shares of Common Stock outstanding as of August 19, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2026.
Sole power to vote or to direct the vote: 50,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 50,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vivasor, Inc.: /s/ Henry Ji, Henry Ji, Chairman and Chief Executive Officer (08/24/2026)